Suite 1230, 777 Hornby Street Vancouver, BC Canada, V6Z 1S4 Tel: (604) 694-0021 Fax: (604) 694-0063

July 16, 2012

Mr. Craig Arakawa
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 USA

Dear Mr. Arakawa:

Re:	Petaquilla Minerals Ltd.
Form 20-F for the Fiscal Year Ended May 31, 2011
Filed September 12, 2011
File No. 000-26296

Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is responding to your letter dated May 31, 2012, relating to the above reference filing. The comments contained in the SEC Staff’s (“Staff”) letter and the Company’s responses are set forth below.

Form 20-F for the fiscal year ended May 31, 2011
Plant, Property and Equipment page 28

SEC Comment:

1.

We note your statement indicating that you have stockpiled 25,088 ounces of gold for a future leach pad project. Material that has been stockpiled for future processing should be reported in terms of tons and grade with an explanation regarding the likelihood of recovering the contained metal. For instance, please tell us the level of feasibility that has been performed in regards to the recovery of the metal in your stockpiled material.

Petaquilla’s Response:

We have reviewed the Staff’s comment and agree with their disclosure recommendations. It is our intention to expand our disclosures in our 20-F for the fiscal year ended May 31, 2012, with the following explanatory wording:

As at May 31, 2011, the stockpiled ore consisted of:

  115,186 tons at 1.72 g/t Au, equating 6,376 oz Au; and

  987,798 tons at 0.59 g/t Au, equating 18,712 oz Au

  Total: 1,102,984 tn @ 0.71 g/t Au = 25,088 oz Au

Estimates of recoverable gold are calculated from the quantities of ore (measured tons added to the stockpile), the grade of ore in the stockpile (based on assay data) and a recovery percentage (based on ore type). Based on the work performed we believe the stockpiled amounts are recoverable based on the current and expected market gold prices and the costs required to convert the stockpiled ore into marketable gold ounces.

SEC Comment:

2.

In addition, please tell us how this material has been valued in your financial statements. In this regard, we note your disclosure of a value of $8,498,801 of ore stockpiles on page 96 of your filing.

Petaquilla’s Response:

In response to the Staff’s comment, stockpiled ore has been valued as of May 31, 2011, at the lower of average production cost and net realizable value in line with the Company’s accounting policy for inventory valuation. As of May 31, 2011 stockpiled ore was carried at cost, as this was lower than its realizable value.

Mine Operations, page 33

SEC Comment:

3.

Please include additional disclosure regarding your annual production including tons, grade, and contained ounces for material mined and milled pursuant to the Instructions to Item 4.D of Form 20-F. This information should also include facility capacities and utilizations.

Petaquilla’s Response:

We have reviewed the Staff’s comment and agree with their disclosure recommendations. It is our intention to expand our disclosures in our 20-F for the fiscal year ended May 31, 2012, with the following explanatory wording:

During our fiscal year ended May 31, 2011, we mined 1,670,354 tons of ore with a content of 1.60 g/t of gold, totaling 86,161 ounces of gold, beforerecovery. In addition, we mined a total of 2,119,067 tons of waste. Total tons of rock mined during the fiscal year was 3,789,421.

At the plant, we milled 694,179 tons of ore with a content of 2.86 g/t of gold. The stated capacity of the plant is 2,500 tons per day resulting in annual capacity of 912,500. Total recovery for the 2011 fiscal year was at 90% and total gold produced was 55,565 ounces. During fiscal year 2011, the Molejon plant was utilized at an average of 90% of design capacity.

Resource and Reserve Estimates, page 38

SEC Comment:

4.

In reference to your 6-K furnished to the Commission on May 9, 2012, we note your statement in Exhibit 99.1 that the new Molejon report supersedes all information previously reported. Please tell us if the resource and reserve disclosure in your filing is to be relied upon and, if necessary, provide a detailed comparison of the numbers reported in your filing and your most recent information. Based on your response you may need to modify your disclosure.

Petaquilla’s Response:

In response to the Staff’s comment, the resource and reserve disclosure is to be relied upon. The updated NI 43-101 technical report on our Molejon deposit in Panama (May 2012) was prepared in response to identified disclosure deficiencies. The underlying data regarding gold resources and reserves remained unchanged from the NI 43-101 report filed with the Commission in April 2011.

In order to comply with NI 43-101, the authors of the report made the following changes:

  disclaimer language removed from Section 5.2 (pursuant to s. 6.4 of NI 43-101);

  cautionary language added pursuant to s. 2.4 of NI 43-101 with respect to historical estimates;

  additional data verification language added;

  language/categories of mineral resources corrected;

  disclosure regarding aggregate updated; and

  level of detail regarding economic analysis increased so that the technical and economic analysis in the revised report has been upgraded to the level required for a pre-feasibility study in order to support the establishment of mineral reserves.

The revised report confirms 643,266 proven and probable ounces of gold reserves, consistent with our previous disclosures, and 1,008,693 proven and probable ounces of silver reserves that had not been included in any previously filed reports.

SEC Comment:

5.

Our understanding on paragraph 2.2 of National Instrument 43-101 is that mineral resources and mineral reserves should be reported by category with the corresponding grade and quantity of each category. Please advise and modify your disclosure accordingly.

Petaquilla’s Response:

In response to the Staff’s comment, we acknowledge that NI 43-101 requires that issuers disclose only information about a mineral resource or mineral reserve that uses the applicable mineral resource and mineral reserve categories set out in sections 1.2 and 1.3 of NI 43-101; reports each category of mineral resources and mineral reserves separately, and states the extent, if any, to which mineral reserves are included in total mineral resources; does not add inferred mineral resources to the other categories of mineral resources; and states the grade or quality and the quantity for each category of the mineral resources and mineral reserves if the quantity of contained metal or mineral is included in the disclosure.

The above requirements form a significant reason why, following a technical disclosure review, we requested that Behre Dolbear revise their technical report, providing additional clarification of certain aspects of the original report. The revised report filed in May 2012 now meets all NI 43-101 requirements, including how mineral resources and mineral reserves are presented.

SEC Comment:

6.

Please disclose the material information association with the determination of your mineral resources and mineral reserves pursuant to paragraph (1)(a) of the Instructions to Item 4.D of Form 20-F. This information should include the commodity price, the operating costs, the cut-off grade, the mining and milling recoveries and losses, and any other information that is material to the calculation of your mineral reserves.

Petaquilla’s Response:

We have reviewed the Staff’s comment and agree with their disclosure recommendations. It is our intention to expand our disclosures in our 20-F for the fiscal year ended May 31, 2012, with the following explanatory wording:

Further to our existing disclosure (various maps/photographs, location/access/mineralization/ physiography details, plant/equipment information, project advancement details, etc.) in Item 4.D in our Form 20-F for our 2011 fiscal year, our mining operations in Panama are conducted through our subsidiary, Petaquilla Gold, S.A. (“Gold”), which holds the rights to the Molejon deposit. The following table reflects our production and operating results from open pit mining operations at Molejon during our 2011 fiscal year:

	Q4	Q3	Q2	Q1	Total
	2011	2011	2011	2011	2011
Gold mined – ounces	25,302	18,566	24,330	17,963	86,161
Gold stockpiled – ounces (*)	25,088	14,618	9,803	7,216	25,088
Gold poured - ounces	16,735	12,825	15,268	10,738	55,566
Gold sold – ounces	14,608	13,880	13,166	12,211	53,865
Average realized gold price (per ounce)	$1,413	$1,340	$1,312	$1,210	$1,319
Cash cost per ounce of gold sold	$557	$610	$647	$740	$634
(*) Total ounces of gold stockpiled as at the end of each period.

For details of resources and reserves as at January 2011, please refer to our revised NI 43-101 report.

Mineral Recoveries

During fiscal year 2011, gold recovery averaged 90%. A total of 694,179 tonnes of ore was processed at our Molejon gold plant, averaging 2,100 tonnes per day at 90% of available time.

Commodity Price

During our 2011 fiscal year, gold ranged from a low of US$1,157/ounce (London Fix; July 28, 2010) to a high of US$1,541/ounce (London Fix; May 4, 2011). Our average realized gold price per ounce is shown in the table above with the below charts reflecting gold prices for both the 2010 and 2011 calendar years.

SEC Comment:

7.

Please disclose your mineral resources and mineral reserves to correspond to your fiscal year end. In addition, for each year of commercial production at your Molejon Mine, please tell us the production and reserve numbers that were used corresponding to the assets that were depleted, depreciated, or amortized based on units-of-production.

Petaquilla’s Response:

We have reviewed the Staff’s comment and agree with their disclosure recommendations. It is our intention to expand our disclosures in our 20-F for the fiscal year ended May 31, 2012 with the following explanatory wording:

Commercial production on the Company’s Molejon mine began on January 8, 2010, and the Company has, therefore, completed two fiscal years since then. Reserve estimates and gold production data are used as the primary basis for calculation of mineral property cost depletion for the relevant years is as follows:

Fiscal year	Gold production (oz poured)	Estimated remaining reserves (total recovered oz)
2010	56,185	428,815
2011	55,565	585,870

The base estimated reserves used in the calculation were as follows:

Opening estimated reserves	485,000
Gold ounces produced (poured) during 2010	(56,185)
Remaining reserves as at May 31, 2010	428,815

Remaining reserves as at May 31, 2010	428,815
Gold ounces produced (poured) during 2011	(55,565)
Additional reserves in the Behre Dolbear April 2011 report	212,620
Remaining reserves as at May 31, 2011	585,870

Item. 5 Operating and Financial Review and Prospects, page 43

Operating Results, page 44

SEC Comment:

8.

Please expand the discussion of the your operating results to include the specific reasons and factors contributing to the material changes in revenues and cost of sales between your annual periods presented to comply with the Instructions to Item 5 of Form 20-F.

Petaquilla’s Response:

We have reviewed the Staff’s comment and agree with their disclosure recommendations. It is our intention to expand our disclosures in our 20-F for the fiscal year ended May 31, 2012, with the following explanatory wording:

During fiscal year 2011 revenue of $71,708,685 increased by 160% compared to $27,542,363 during previous fiscal year 2010. The specific reasons and factors contributing to the material change in revenues between our fiscal year 2011 and 2010 were as follows:

During fiscal year 2011 the quantity of gold sold increased by 122% compared to previous fiscal year 2010. During fiscal year 2011, we sold 53,865 ounces of gold compared to 24,250 ounces of gold for fiscal year 2010.

This material increase in the total quantity of gold sold during fiscal year 2011 compared to fiscal year 2010, was due to commercial production at Molejon Project started during January 2010, and for this reason, fiscal year 2010 considers only five months of commercial production within its revenues. Fiscal year 2011 considered a complete fiscal year of twelve months of revenue.

Regarding the average realized gold price, during fiscal year 2011 we obtained an average of $1,319 compared to an average of $1,115 during fiscal year 2010.

During fiscal year 2011 cost of sales of $39,157,086 increased by 141% compared to $16,237,588 during previous fiscal year 2010. This material increase in the total cost of sales was mainly due to the increase of the total ounces of gold sold during fiscal year 2011 compared to fiscal year 2010 due to twelve months of commercial production in 2011 versus five months in 2010.

SEC Comment:

9.

We note, in the last paragraph on page 44, that you attribute the increase in office administration expenses to the fact that all costs incurred by your subsidiary Panama Desarrollo De Infraestructuras, were capitalized to mineral properties prior to the commencement of production.

Please address the following points:

  Describe the nature of these office administration costs, explaining how they relate to the derivation of future economic benefits to your mineral properties.

  Quantify the amount of these costs that you capitalized in each period presented as well as the aggregate amounts capitalized to mineral properties as of May 31, 2011.

  Clarify whether these costs are expensed as administrative expenses or production costs in your statement of operations for the year ended May 31, 2011.

Petaquilla’s Response:

In response to the Staff’s comment, we reviewed our discussion on the year over year changes in office administration expenses. We noted that there was an inaccuracy in the filing as to the reason of the increase in office administration costs as none of these costs have ever been capitalized. Panama Desarrollo De Infraestructuras (“PDI”) total office administration costs during the years ended May 31, 2011, and May 31, 2010, were $401,523 and $189,076 respectively and these were appropriately included in the Office administration line of the consolidated statements of operations and comprehensive loss. Prior to fiscal 2010 office administration costs were minimal.

The office administration costs increased from $1,609,746 in 2010 to $2,421,243 during the year ended May 31, 2011, primarily due to the increased activity in Gold and PDI over 2010 requiring additional administrative support.

We believe that office administration costs, and the reasons for the movement in the amount of the transactions in this category from one year to another, would not significantly influence investor decisions and therefore consider this disclosure deficiency as immaterial to the filing of Form 20-F as a whole, however, we will modify our disclosure in our 2012 Annual 20-F.

Non-GAAP Measures page 55

SEC Comment:

10.

We are unable to reconcile the cash costs per ounce to the total cost of sales per your consolidated financial statements. Please provide us with a detailed reconciliation of your cash costs per ounce to your consolidated financial statements and modify your disclosure accordingly.

Petaquilla’s Response:

In response to the Staff’s comment, cash cost per ounce of gold sold has been determined as follows:

Cost of sales	$ 39,157,086
Less Royalties and production taxes	$ (4,995,505)
Subtotal	$ 34,161,581
Divided by ounces of gold sold	53,865
Total Cash cost per ounce of gold sold	$ 634

We would propose including this disclosure in our 2012 Annual 20-F.

Financial Statements

Note 2 - Summary of Significant Accounting Policies and Basis of Presentation

Mineral properties, page 93

SEC Comment:

11.

We note that you deplete the capitalized costs related to your mineral properties using the unit-of- production method over the estimated economic life of the mine to which it relates. Please clarify the amortization base that you are using in your calculation of depletion on both a Canadian and US GAAP basis.

Petaquilla’s Response:

In response to the Staff’s comment, the depletion base used to deplete mineral property costs under Canadian GAAP is proven and probable reserves, using the unit of production method to deplete these costs.

The depletion base used to deplete mineral property costs under US GAAP is the straight line method over the estimated life of the Molejon gold mine.

Asset retirement obligation, page 94

SEC Comment:

12.

We note your disclosures indicating that at the end of each reporting period, you adjust your asset retirement obligations for changes in the estimated future cash flow underlying your initial fair value measurements. Please clarify whether you utilize an adjusted market based discount rate in performing your periodic revaluation of your asset retirement obligations, quantifying the impacts to your financial statements prepared on a US GAAP basis.

Petaquilla’s Response:

In response to the Staff’s comment, we utilize the Company’s credit adjusted risk free rate in performing valuation of asset retirement obligation on initial recognition and on revaluation upon change in timing or amount of expected cash outflows, in accordance with guidance provided by CICA 3110, Asset

Retirement Obligations, paragraphs 9, 17 and 19. The requirements of CICA 3110 are similar to the requirements established in FASB ASC 410-20-30-1 and 410-20-35-8. As a result no material adjustments have been recorded to reconcile the records from Canadian to US GAAP.

Note 14 – Deferred Services and Materials Provided to IMN Resources Inc, page 100

SEC Comment:

13.

We note your disclosures indicating that you recognized a gain of $3,153,394 upon the expirations of your service agreement with Minera Panama S.A. (“MPSA”) during the year ended May 31, 2011. Please tell us how you recognized service revenue and deferred service revenue on this arrangement prior to its expiration, describe the services and timing of the services that you were obligated to perform in each of the three years the arrangement was in force and how you determined that the obligation of $3,153,394 no longer existed at May 31, 2011, and that it was appropriate to recognize a gain.

Petaquilla’s Response:

In response to the Staff’s comment, the terms of the services revenue arrangement are summarized below:

  Term of the contract: three years from September 30, 2007, through September 30, 2010.

  Nature of services:

1.	Electricity power supply: monthly quantity of 350,000 KWH/month (12,600,000 KWH over the three year period). Estimated cost per unit: 0.19 $/KWH (total value - $2,394,000).

2.	Aggregate supply: 100,000 cubic yards over three years. Estimated cost per unit: 16.5 $/yd3 (total value - $1,650,000).

3.	Drilling machine rental: for a period of not less than three years. Estimated cost per month: $10,000 (total value - $360,000).

The above services were made available to MPSA during the term of the arrangement. However, for a variety of reasons related to the global economic environment, delays on decisions to proceed with construction of the Cobre Panama project and other reasons that we may not be privy to, these services were not used to their fullest extent by MPSA.

Prior to its expiration, for those services that were requested and provided to MPSA, we recognized service revenue as Other Income within the Consolidated Statements of Operations and Comprehensive Income / (Loss) of each fiscal year with a corresponding reduction to the balance of deferred revenues. During fiscal year 2010 and 2009, the Company recognized $90,000 and $156,597, respectively as other income based on the value of the services provided. The remainder of the reduction in carrying value relates to the change in functional currency in 2009.

In the year ended May 31, 2011, upon expiry of the term of the contract, the Company determined that the remaining obligation of $3,153,394 no longer existed based on the relevant accounting guidance and supported by a legal opinion obtained. Canadian GAAP guidance in CICA HB section 3855.45 states that “An entity should remove a financial liability (or a part of a financial liability) from its balance sheet when, and only when, it is extinguished (i.e. when the obligation specified in the contract is discharged or cancelled, or expires)”. The difference between the carrying amount of the liability extinguished and the consideration paid (which is nil in this case), should be included in net income for the period (CICA 3855.52). Under US GAAP, the same conclusion was reached as the liability is extinguished if the “debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor” (ASC 405-20-40) which occurred upon expiry of the contract. Since the contract expired and there were no further obligation to provide any ongoing services under the agreement, the liability was derecognized and the amount was included in income. Based on the legal opinion received, the Company considers that the Services and Pre-Payment Agreement was not valid as of May 31, 2011, because its term of duration expired on September 30, 2010.

Note 27 – Deferred Revenue, page 114

SEC Comment:

14.

We note your disclosure indicating that you entered into a Forward Gold Purchase Agreement with Deutsche Bank, AG (“Deutsche Bank”) which provided you with $45,000,000 of gross proceeds in September 2010. We understand that you used these proceeds to pay down $25,997,426 and $13,952,574 of principal and interest related to your Convertible Notes and Senior Secured Notes that were in default at the time. We also understand that as a condition to the agreement the holders of the notes were required to enter into an inter-creditor agreement with the company which prevented them from exercising their rights under default provisions, subordinated the note holders’ security to the security granted to Deutsche Bank under the Forward Gold Purchase Agreement and eliminated the requirement to make principal and interest payments through March 2011. Please address the following points:

  Confirm whether our understanding of the events described above is accurate; and

  Tell us how you considered FASB ASC Section 470-60 in determining whether the arrangement constituted a troubled debt restructuring under USGAAP.

Petaquilla’s Response:

In response to the Staff’s comment, we have considered the accounting guidance regarding troubled debt restructuring under FASB ASC Section 470-60 and concluded that because the debt is carried at fair market value, the accounting guidance regarding troubled debt restructuring accounting would not be applicable.

SEC Comment:

15.

We further note that you have a total recorded obligation to deliver 66,650 ounces of gold valued at $42,636,909. This appears to be approximately $691 per ounce. Tell us how you valued the initial obligation of gold ounces to be delivered per this arrangement, how you determined the classification of current versus non-current liabilities and how you plan to account for any changes in the valuation of this obligation. Tell us how your accounting complies with Canadian GAAP and how you considered this valuation under US GAAP.

Petaquilla’s Response:

In response to the Staff’s comment, we have considered the following accounting guidance:

We first evaluated the contract under paragraphs A11-A17 of CICA 3855 and concluded that it possessed the characteristics of a derivative. We then considered CICA 3855.40-44 and concluded that the contract qualified as a regular-way sale and contemporaneously designated and documented the contract as such. Consistent with our conclusion that the contract is to be accounted for as an executory sales contract, and since we are required to deliver gold rather than cash, deferred revenue (rather than debt) was recognized on the balance sheet at the amount of the initial cash consideration received. Subsequently, the deferred revenue is drawn down as gold is delivered under the arrangement at the effective price per ounce.

As of May 31, 2011, the total deferred revenue valued at $42,636,909 represented an obligation to deliver 63,150 ounces of gold under the arrangement as 3,500 ounces had already been delivered. The initial obligation, at inception date, with Deutsche Bank was to deliver 66,650 ounces valued at the initial cash consideration received of $45,000,000.

We determined the classification of current versus non-current liabilities based on the delivery schedule per the arrangement. The current liability relates to ounces to be delivered within one year from the balance sheet date with the remainder being classified as non-current.

With regards to the evaluation under US GAAP, we first evaluated the contract under paragraph 15-83 of ASC 815-10 and concluded that it possessed the characteristics of a derivative. We then considered ASC 815-10-15-22 and concluded that the contract qualified as a normal sale and contemporaneously designated and documented the contract as such. Consistent with our conclusion that the contract is to be accounted for as an executory sales contract, and since we are required to deliver gold rather than cash, deferred revenue (rather than debt) was recognized on the balance sheet at the amount of the initial cash consideration received. Subsequently, the deferred revenue is drawn down as gold is delivered under the arrangement at the effective price per ounce.

In connection to responding to your comments, the Company acknowledges that:

  the Company it is responsible for the adequacy and accuracy of the disclosure in the Filing;

  staff comments or changes to disclosure in response to staff comments and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company welcomes the opportunity to discuss the foregoing points further, if necessary, and to clarify any open questions you may have at your convenience Regards,

PETAQUILLA MINERALS LTD.

/s/ Ezequiel Sirotinsky
Ezequiel Sirotinsky
Chief Financial Officer